Exhibit 99.2

Management’s Discussion and Analysis

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Nine Months Ended September 30, 2025 and 2024

introduction

The following management’s discussion and analysis ("MD&A") was prepared by management of Standard Lithium Ltd. based on information available as of November 7, 2025 and should be reviewed in conjunction with the unaudited condensed consolidated interim financial statements and related notes thereto for the three and nine months ended September 30, 2025 and the audited consolidated financial statements and the notes thereto for the six month fiscal period ended December 31, 2024. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"). All dollar figures are expressed in United States dollars ("USD") unless otherwise noted. These documents and additional information are available on the System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") at www.sec.gov.

References in this MD&A to "Standard Lithium", "we", "our" and "us" mean Standard Lithium Ltd.

Additional information, including our AIF (as defined below), is available under our SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. Unless indicated, additional external information, and documents referenced within this MD&A, do not form part of this MD&A.

Forward-Looking Information

Except for statements of historical fact, this MD&A contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively referred to herein as "forward-looking information"). The forward-looking information relates to future events or our future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "propose", "potential", "target", "intend", "could", "might", "should", "would", "believe", "scheduled", "implement" and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, we have made assumptions regarding, among other things: current technological trends; ability to fund, advance and develop our properties; our ability to operate in a safe and effective manner; uncertainties with respect to receiving, and maintaining, mining, exploration, environmental and other permits; pricing and demand for lithium, including that such demand is supported by growth in the electric vehicle market and the energy storage market; impact of increasing competition; impact of changes in international trade relationships; commodity prices, currency rates, interest rates and general economic conditions; the legislative, regulatory and community environments in the jurisdictions where we operate; impact of unknown financial contingencies; market prices for lithium products; budgets and estimates of capital and operating costs; estimates of mineral resources and mineral reserves; reliability of technical data; the ability to negotiate access agreements on commercially reasonable terms; ongoing success of joint ventures; anticipated timing and results of operation and development; inflation; and the impacts of war (such as Russia's invasion of Ukraine and the war in the Middle East) on us and our business. Although we believe that the assumptions and expectations reflected in such forward-looking information are reasonable, we can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or our expectations relating to such matters: our planned exploration, research and development programs (including, but not limited to, plans and expectations regarding advancement, testing and operation of the lithium extraction Demonstration Plant (as defined below)); commercial opportunities for lithium products; delivery of studies; filing of technical

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Nine Months Ended September 30, 2025 and 2024

reports; expected results of exploration; accuracy of mineral or resource exploration activity; accuracy of mineral reserves or mineral resources estimates, including the ability to develop and realize such estimates; whether mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; our budget estimates and expected expenditures on our properties; regulatory or government requirements or approvals; the reliability of third party information; continued existence and success of any joint ventures; continued access to mineral properties or infrastructure; payments and share issuances pursuant to property agreements; fluctuations in the market for lithium and its derivatives; expected timing of the expenditures; performance of our business and operations; changes in exploration costs and government regulation in Canada and the United States ("U.S."); competition for, among other things, capital, customers, acquisitions, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations; our funding requirements and ability to raise capital; geopolitical instability; war (such as Russia's invasion of Ukraine and war in the Middle East); and other factors or information.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, but are not limited to: general economic conditions in Canada, the U.S. and globally; industry conditions, including the state of the electric vehicle market and the energy storage market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; negotiation of commercial access agreements, competition for and/or inability to retain drilling rigs and other services and to obtain capital, undeveloped lands, skilled personnel, equipment and inputs; competition for and/or inability to secure customer offtake agreements that are economically favorable to us, reliance on third parties; potential or ongoing joint ventures; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; whether mineral resources will ever be converted into mineral reserves; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to unknown financial contingencies, including litigation costs, on our operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to us; intellectual property ("IP") risk; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; inflation risks; risks related to war (such as Russia’s invasion of Ukraine and the war in the Middle East); changes in tax laws and incentive programs relating to the mining industry; other risks pertaining to the mining industry; conflicts of interest; dependency on key personnel; and fluctuations in currency and interest rates, as well as those factors discussed in the section entitled "Risk Factors" in our annual information form for the six month fiscal period ended December 31, 2024 (the "AIF").

Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Readers are cautioned that the foregoing lists of factors are not exhaustive. All forward-looking information in this MD&A refers to the date of this MD&A. We do not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about these assumptions, risks and uncertainties is contained in our filings with securities regulators, including our most recent AIF, which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Nine Months Ended September 30, 2025 and 2024

CAUTIONARY NOTES TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws in effect in the U.S. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources", "indicated mineral resources", "measured mineral resources" and "mineral resources" used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the "CIM Standards"). The CIM Standards differ from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the "SEC") in Regulation S-K Subpart 1300 (the "SEC Modernization Rules") under the U.S. Securities Act of 1933, as amended.

As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, we are not required to provide disclosure on our mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. Accordingly, our disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had we prepared the information under the standards adopted under the SEC Modernization Rules.

summary of Standard lithium’s business

We are a near-commercial lithium company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the U.S. We prioritize brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. We aim to achieve sustainable, commercial-scale lithium production via the application of scalable and fully integrated Direct Lithium Extraction ("DLE") and purification processes. Recognized as a critical mineral by the U.S. Department of Energy ("DOE"), lithium holds strategic importance for the rapidly expanding sectors of electric vehicles and energy storage systems, further influencing the broader economy and national security.

Our flagship project, the South West Arkansas Project (as defined below), is being developed in conjunction with Equinor (as defined below) and is located on the Smackover Formation in southern Arkansas, a region with a long-standing and established industry of mineral extraction from brine.

We are also advancing a promising lithium brine resource position within the Smackover Formation in East Texas (the "East Texas Properties"), in conjunction with Equinor, and continuing to evaluate the potential for commercial development of the Lanxess Property Project (as defined below).

CORPORATE SUMMARY

We were incorporated under the laws of the Province of British Columbia on August 14, 1998, and were continued under the Canada Business Corporations Act on December 1, 2016. Our principal operations are comprised of exploration for and development of lithium brine properties in the U.S. We also have significant investments in joint venture arrangements for the exploration and evaluation of lithium brine production facilities. Our corporate office address and principal place of business is Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9. Our common shares are listed on the TSX Venture Exchange and NYSE American, LLC under the symbol "SLI".

CHANGE IN FISCAL YEAR-END

On November 18, 2024, we changed our fiscal year-end from June 30 to December 31, effective immediately. The decision to change the fiscal year-end to a calendar year-end was to align our reporting cycle more closely with how we plan to manage our business.

CHANGE IN PRESENTATION CURRENCY

Effective July 1, 2024, we changed our presentation currency from Canadian Dollars ("CAD") to USD due to our most significant assets and liabilities being denominated in USD and for consistency with peer companies in the lithium

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Nine Months Ended September 30, 2025 and 2024

exploration, production, and mining industries in North America. This change in presentation currency has been applied retrospectively.

For all periods prior to September 30, 2024, our reporting currency was CAD. The currency remeasurement of our results applied the International Accounting Standards ("IAS") transitional rules.

The accounting policy used to translate equity items prior to September 30, 2024 was to use the historical rate for each equity transaction that occurred to recreate the historical amounts. Prior to the three months ended September 30, 2024, equity items were translated quarterly using the average exchange rate for each quarter.

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2025

•
On July 15, 2025, we announced that sampling from the Lester Well, located in the South West Arkansas Project (as defined below) area, yielded the highest lithium concentration recorded to date within the South West Arkansas Project — 616 mg/L of lithium in brine. The average lithium concentration from the three brine samples was 582 mg/L.
•
On July 30, 2025, we filed a final short form base shelf prospectus (the "Base Shelf") with the securities commissions in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 with the SEC allowing for the future issuance, from time to time, of up to $1 billion in our securities.
•
On August 8, 2025, we filed a prospectus supplement to the Base Shelf, establishing an "at-the-market" ("ATM") equity offering program to issue and sell up to $50 million in common shares, from time to time.
•
On September 3, 2025, Smackover Lithium announced the highlights of a Definitive Feasibility Study ("DFS") for its South West Arkansas Project. The study confirms an estimated operating life of more than 20 years, supported by a measured and indicated resource of 1.18 million tons lithium carbonate equivalent ("LCE") and proven and probable reserves of 709,000 tons LCE. The South West Arkansas Project is designed to produce approximately 22,500 tons per year of battery-quality lithium carbonate, with first production targeted for 2028.
•
On September 16, 2025, Aquatech announced the acquisition of the Koch Technology Solutions' ("Koch") direct lithium extraction business, including the Li-Pro™ technology used in our demonstration activities and planned for use in the SWA Project. As a result of the transaction, Aquatech has assumed Koch’s role under existing arrangements with us with no material changes to underlying terms.
•
On September 24, 2025, Smackover Lithium announced a maiden inferred resource estimate for the Franklin project in the northeast region of Texas (the "Franklin Project"), within the East Texas Properties. The resource comprises approximately 2.2 million tons of LCE at an average concentration of 668 mg/L lithium, 15.4 million tons of potash and 2.6 million tons of bromide.

EVENTS SUBSEQUENT TO THE THREE MONTHS ENDED SEPTEMBER 30, 2025

•
On October 20, 2025, we closed an underwritten public offering of 29,885,057 common shares at a price of $4.35 per share for gross proceeds of approximately $130.0 million, and net proceeds of approximately $122.2 million, post commission. We granted the Underwriters an option to purchase up to an additional 4,482,758 common shares at the same price, exercisable for 30 days following October 16, 2025. Net proceeds of the offering are intended to be used to fund capital expenditures at the South West Arkansas and Franklin Projects, working capital, and general corporate purposes.
•
On October 14, 2025, we filed the DFS titled "South West Arkansas Project 43-101 Technical Report & Definitive Feasibility Study, Arkansas, United States" available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Nine Months Ended September 30, 2025 and 2024

Project Overview

Standard Lithium currently has the following material projects:

South West Arkansas Project

The resource development project in southwest Arkansas (the "South West Arkansas Project") which is being developed in partnership with Equinor ASA ("Equinor"), a multi-national energy company, encompasses approximately 28,263 net mineral acres of brine leases and is a key project in our portfolio due to its scale and the quality of its lithium-brine resource. We completed a DFS in October of 2025 for the South West Arkansas Project after finalizing a Front-End Engineering Study ("FEED"). Construction is expected to commence in 2026, shortly after a Final Investment Decision ("FID"), and take approximately two years with first production targeted in 2028.

Please refer to the technical report titled "South West Arkansas Project NI 43-101 Technical Report & Definitive Feasibility Study, Arkansas, United States" dated effective September 3, 2025, as filed on October 14, 2025 on our SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov for further information with respect to the DFS of the South West Arkansas Project.

East Texas Properties

We, in partnership with Equinor, are also developing and advancing mineral right acquisitions and exploration of prospective lithium brine areas in East Texas. The East Texas Properties are held by Texas Lithium Financing, LLC ("Texas Lithium"), a subsidiary of Standard Lithium. We published exploration drilling results and testing in October of 2023 on the East Texas Properties, which demonstrated average lithium concentrations of 644 mg/L, with a highest concentration of 806 mg/L, highlighting the potential for globally significant lithium resource concentrations in the areas we are exploring. On September 24, 2025, Smackover Lithium (our joint venture with Equinor) announced a maiden inferred resource estimate for the Franklin Project in East Texas. The Franklin Project comprises approximately 2.2 million tons of LCE at an average concentration of 668 mg/L lithium, together with significant bromide and potash by-products. The Franklin Project represents the first step in advancing the joint venture’s East Texas development strategy, which targets scalable lithium chemical production through phased expansion. We plan to continue securing further mineral leasehold positions and to perform additional exploration, development and de-risking programs on the East Texas Properties.

We maintain a 55% ownership stake in Texas Lithium LLC ("Texas Lithium") and SWA Lithium LLC ("SWA Lithium", and together with Texas Lithium, the "Joint Ventures") and Equinor maintains a 45% ownership stake.

Lanxess Property Project

The Lanxess South Plant (as defined below) in southern Arkansas is the location of possible commercial lithium production (the "Lanxess Property Project"), which centers on the potential development of the Lanxess 1A Project (as defined below). LANXESS operates three existing brine processing facilities for bromine extraction, covering over 150,000 acres of unitized brine leases in southern Arkansas. The first phase of the Lanxess Property Project (the "Lanxess 1A Project") is located at the LANXESS South facility near El Dorado, Arkansas (the "Lanxess South Plant"). We have been successfully operating an industrial-scale DLE demonstration plant (the "Demonstration Plant") at the Lanxess 1A Project location for over five years. The Demonstration Plant serves as a testing and optimization facility, refining the commercial blueprint for scalable and replicable DLE processes. In Q4 of 2023, we completed a DFS for the Lanxess 1A Project, which would be situated at the Lanxess South Plant, if the Lanxess 1A Project is further developed. We and LANXESS have mutually agreed to terminate the previously executed memorandum of understanding related to the Lanxess 1A Project, which we do not expect will affect the ongoing operations of the Demonstration Plant. Discussions between the parties remain ongoing, and any future advancement of the Lanxess 1A Project will depend on the results of our ongoing evaluation of its commercialization potential.

Please refer to the technical report titled "Amended and Restated NI 43-101 Technical Report for the DFS for Commercial Lithium Extraction Plant at Lanxess South Plant" dated effective August 18, 2023 as filed on July 30, 2025 on our SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov for further information with respect to the Lanxess Property Project.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Nine Months Ended September 30, 2025 and 2024

Other Projects

We have further interests in certain mineral leases in the Mojave Desert in San Bernardino County, California.

ENVIRONMENTAL

We are firmly committed to the responsible production of sustainable lithium chemicals, essential for critical minerals security, energy storage system development, and electric vehicle manufacturing. Our project selection process underscores this dedication, opting, where feasible, to use existing infrastructure, roads, rail, water, and power within well-established industrial areas with a history of timber harvesting, oil, gas, and brine industries. Implementing DLE technology is aimed at ensuring an environmentally responsible approach, offering a reduced surface footprint, environmental impacts when compared to traditional evaporation pond methods and hard-rock lithium mining operations.

Beyond our main operations, our environmental ethos is also evident. In September 2021, our collaboration with Aqualung Carbon Capture AS ("Aqualung") marked a significant step in advancing carbon capture technology. This partnership solidified in May 2022 when we made an investment in Aqualung. This was followed by a master service agreement (the "MSA") with Telescope Innovations Corp. ("Telescope"), signaling our intent to further investigate the possible applications of captured carbon dioxide (CO2) in various chemical processes, emphasizing our forward-thinking approach to environmental sustainability.

SOCIAL RESPONSIBILITY AND COMMUNITY RELATIONS

We remain committed to supporting communities as a central element of our operations. In support of the communities surrounding the South West Arkansas Project and the Lanxess Property Project, our initiatives include participating in STEM events with local school districts, supporting local non-profits and charities, and collaborating with LiTHIUM LEARNS and LiTHIUM WORKS to prepare communities in the South Arkansas region for the lithium industry. Additionally, we have taken part in music festivals, holiday events, and Independence Day celebrations. These initiatives reflect our ongoing dedication to fostering positive relationships and contributing to the cultural and social vitality of the regions in which we operate.

To further support local workforce development, we have established partnerships with educational institutions such as South Arkansas College, Southern Arkansas University, and University of Arkansas Hope-Texarkana. These collaborations aim to enhance training programs that prepare community members for specialized roles within our projects. Currently, we employ more than 33 staff members in South Arkansas, including engineers, operators, technicians, and administrative staff, predominantly from nearby communities. This strategy emphasizes our commitment to local employment and economic development.

In support of the communities surrounding our operations in East Texas, initiatives include contributions to local non-profits and charities. Efforts are focused on engaging local stakeholders and ensuring that the benefits of our projects are shared with the surrounding communities. During the period ended September 30, 2025, we joined the Franklin County and Sulphur Springs Chambers of Commerce and presented at the August Mt. Vernon Rotary Club meeting to provide an update on our activities. Our ongoing focus on sustainable development seeks to balance environmental stewardship with the social and economic needs of the regions in which we operate.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Nine Months Ended September 30, 2025 and 2024

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS

Comparison of Three Months Ended September 30, 2025 and 2024

The following table sets forth our results of operations for the three months ended September 30, 2025 and 2024 (in thousands).

	Three months ended September 30,
	2025	2024
Expenses
General and administrative	$3,107	$2,811
Demonstration Plant operations	1,103	1,039
Management and directors’ fees	508	595
Share-based compensation	1,802	894
Separation benefits	—	748
Other	6	—
Foreign exchange (gain) loss	(356)	86
Loss from operations	6,170	6,173
Fair value gain on financial asset - FID	474	1,489
Investment loss from Joint Ventures	(925)	(423)
Fair value gain on Investment in Aqualung	69	—
Interest and other income	249	75
Interest expense	(8)	(15)
Net loss before income taxes	(6,311)	(5,047)
Deferred income tax benefit	190	218
Net loss	$(6,121)	$(4,829)

Revenue

As of September 30, 2025, we have not generated any revenue. We raise capital through the issuance of common shares, debt instruments, non-core asset sales, and other forms of financing.

General and administrative costs

General and administrative costs are associated with our Vancouver, BC corporate head office, the El Dorado office in Arkansas, the Austin office in Texas and related back-office professional and corporate costs.

General and administrative costs were $3.1 million for the three months ended September 30, 2025, as compared to $2.8 million for the three months ended September 30, 2024. The $0.3 million, or 11%, increase is primarily driven by an increase

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Nine Months Ended September 30, 2025 and 2024

in employee-related expenses associated with expanding our corporate team. The increase was partially offset by reduced professional and legal costs following reduced engagement of external advisors supporting strategic corporate initiatives.

Demonstration Plant operations

Demonstration Plant operating costs relate to personnel, supplies, reagents, site office, utilities, repairs and maintenance, vehicle, waste, disposal and recycling fees, and ongoing testing. Demonstration Plant costs were $1.1 million for the three months ended September 30, 2025, as compared to $1.0 million for the three months ended September 30, 2024.

The $0.1 million, or 6%, increase was driven by higher personnel and supplies costs associated with equipment installation at the Demonstration Plant for testing new processes. The increase associated with these non-recurring activities was partially offset by an increase in allocations to the Joint Ventures.

Management and directors' fees

Management and directors' fees include salaries, bonuses, benefits and directors' fees to key management personnel. Management and directors' fees were $0.5 million for the three months ended September 30, 2025, as compared to $0.6 million for the three months ended September 30, 2024.

Share-based compensation

Share-based compensation was $1.8 million for the three months ended September 30, 2025 as compared to $0.9 million for the three months ended September 30, 2024. The $0.9 million, or 102%, increase was primarily related to awards granted after September 30, 2024 and is a reflection of our continued growth as well as a focus on tying compensation for our employees to shareholder value.

Foreign exchange (gain) loss

We recorded foreign exchange gain of $0.4 million and loss of $0.1 million for the three months ended September 30, 2025 and 2024, respectively, primarily driven by fluctuations in USD cash held by the Canadian parent. The CAD spot rate in terms of USD weakened by 1.7% during the three months ended September 30, 2025 and strengthened by 1.2% during the three months ended September 30, 2024.

Fair value gain on financial asset - FID

During the three months ended September 30, 2025, we recorded a fair value gain of $0.5 million on our financial asset associated with future payments contingent on reaching FID at the Joint Ventures. The increase in fair value is primarily attributable to the passage of time as we progress towards FID, as well as a reduction in the risk weighting of an unsuccessful FID at the South West Arkansas Project. This reflects continued achievement of key de-risking milestones, including the recent completion of the DFS. During the three months ended September 30, 2024, we recorded a fair value gain of $1.5 million on our financial asset associated with future payments contingent on reaching FID.

Investment loss from joint ventures

During the three months ended September 30, 2025 and 2024, we recorded investment losses from joint ventures of $0.9 million and $0.4 million, respectively. The increase in investment loss reflects increased operational activity in 2025, which

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Nine Months Ended September 30, 2025 and 2024

drove increased administrative support and resources to manage expanded project and corporate functions as the Joint Ventures continued to advance and de-risk our projects.

Fair value gain on Investment in Aqualung

During the three months ended September 30, 2025, we recorded a fair value gain of $0.1 million resulting from foreign exchange translation effects. There was no such gain recorded during the three months ended September 30, 2024.

Interest and other income

We earned $0.2 million and $0.1 million of interest and other income, net of fees primarily from interest earned on cash balances held in savings accounts during the three months ended September 30, 2025 and 2024, respectively.

Deferred income tax benefit

We had a deferred income tax benefit of $0.2 million and $0.2 million for the three months ended September 30, 2025 and 2024, respectively. The income tax benefit for the three months ended September 30, 2024 was primarily driven by the loss before income taxes for the period.

Net loss

We had a net loss of $6.1 million for the three months ended September 30, 2025, as compared to net loss of $4.8 million for the three months ended September 30, 2024.

Comparison of Nine Months Ended September 30, 2025 and 2024

The following table sets forth our results of operations for the nine months ended September 30, 2025 and 2024 (in thousands).

	Nine months ended September 30,
	2025	2024
		Currency remeasurement: Note 2
Expenses
General and administrative	$7,672	$12,910
Demonstration Plant operations	3,095	4,514
Management and directors’ fees	1,490	2,103
Share-based compensation	5,088	4,145
Separation benefits	100	748
Other	18	—
Foreign exchange loss (gain)	365	(140)
Loss from operations	17,828	24,280
Fair value gain on financial asset - FID	3,757	1,880
Fair value gain on Investment in Aqualung	2,821	—
Investment loss from Joint Ventures	(3,169)	(581)
Interest and other income	729	355
Interest expense	(26)	(44)
Gain on deconsolidation of subsidiaries	—	164,099
Net (loss) income before income taxes	(13,716)	141,429
Deferred income tax benefit (expense)	1,063	(25,652)
Net (loss) income	$(12,653)	$115,777

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Nine Months Ended September 30, 2025 and 2024

Revenue

As of September 30, 2025, we have not generated any revenue. We raise capital through the issuance of common shares, debt instruments, non-core asset sales, and other forms of financing.

General and administrative costs

General and administrative costs are associated with our Vancouver, BC corporate head office, the El Dorado office in Arkansas, the Austin office in Texas and related back-office professional and corporate costs.

General and administrative costs were $7.7 million for the nine months ended September 30, 2025, as compared to $12.9 million for the nine months ended September 30, 2024. The $5.2 million, or 41%, decrease is primarily attributable to lower consultant and advisory costs following reduced engagement of external advisors supporting strategic corporate initiatives as well as an increase in allocations to our Joint Ventures.

Demonstration Plant operations

Demonstration Plant operating costs relate to personnel, supplies, reagents, site office, utilities, repairs and maintenance, vehicle, waste, disposal and recycling fees, and ongoing testing. Demonstration Plant costs were $3.1 million for the nine months ended September 30, 2025, as compared to $4.5 million for the nine months ended September 30, 2024. The $1.4 million or 31%, decrease is primarily attributable to a decrease in personnel, supplies and test work. The decrease in costs is driven by the completion of research and development projects during the nine months ended September 30, 2024 with minimal costs being incurred during the current period as well as an increase in allocations to the Joint Ventures during the nine months ended September 30, 2025.

Management and directors' fees

Management and directors' fees include salaries, bonuses, benefits and directors' fees to key management personnel. Management and directors' fees were $1.5 million for the nine months ended September 30, 2025, as compared to $2.1 million for the nine months ended September 30, 2024. The $0.6 million, or 29% decrease is primarily driven by cost-sharing with the Joint Ventures.

Share-based compensation

Share-based compensation was $5.1 million for the nine months ended September 30, 2025 as compared to $4.1 million for the nine months ended September 30, 2024. During the period, there was an increase in the compensation expense recognized for awards granted after September 30, 2024, relative to the comparative period, and is a reflection of our continued growth as well as a focus on tying compensation for our employees to shareholder value. This was equally offset by a reduction in the compensation expense recognized for deferred share units that vested in April 2024.

Separation benefits

Separation benefits were $0.1 million for the nine months ended September 30, 2025. Such costs are attributable to a severance payment made to a former employee. During the nine months ended September 30, 2024, separation benefits were $0.7 million attributable to severance payments made to our former executive officers and directors.

Foreign exchange loss (gain)

We recorded foreign exchange loss of $0.4 million and gain of $0.2 million for the nine months ended September 30, 2025 and 2024, respectively, primarily driven by fluctuations in USD cash held by the Canadian parent. The CAD spot rate in terms of USD strengthened by 3.3% during the nine months ended September 30, 2025 whereas the spot rate in terms of USD weakened by 2.0% during the nine months ended September 30, 2024.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Nine Months Ended September 30, 2025 and 2024

Fair value gain on financial asset - FID

During the nine months ended September 30, 2025, we recorded a fair value gain of $3.8 million on our financial assets associated with future payments contingent on reaching FID at the Joint Ventures. The increase in fair value is primarily attributable to the passage of time as we progress towards FID, as well as a reduction in the risk weighting of an unsuccessful FID at the South West Arkansas project. This reflects continued achievement of key de-risking milestones, including the recent completion of the DFS. During the nine months ended September 30, 2024, we recorded a fair value gain of $1.9 million on our financial assets associated with future payments contingent on reaching FID.

Fair value gain on Investment in Aqualung

During the nine months ended September 30, 2025, we recorded a fair value gain of $2.8 million primarily as a result of an equity financing transaction completed by Aqualung in which we did not participate. There was no such gain recorded during the nine months ended September 30, 2024.

Investment loss from joint ventures

During the nine months ended September 30, 2025 and 2024, we recorded investment losses from Joint Ventures of $3.2 million and $0.6 million, respectively. The increase in investment loss is primarily attributable to the inclusion of a full nine months of activity in 2025, compared to a partial period of approximately five months in 2024. Additionally, the increase in investment loss reflects higher operational activity in 2025, which drove increased administrative support and resources to manage expanded project and corporate functions as the Joint Ventures continued to advance and de-risk our projects.

Interest and other income

We earned $0.7 million and $0.4 million of interest and other income, net of fees primarily from interest earned on cash balances held in savings accounts during the nine months ended September 30, 2025 and 2024, respectively.

Gain on deconsolidation of subsidiaries

During the nine months ended September 30, 2024, we recorded a gain on deconsolidation of subsidiaries of $164.1 million as a result of the strategic partnership with Equinor, involving a gross investment of up to $160.0 million across the South West Arkansas Project and East Texas Properties (the "Equinor Transaction"). There was no such gain recorded during the nine months ended September 30, 2025.

Deferred income tax benefit (expense)

We had a deferred income tax benefit of $1.1 million for the nine months ended September 30, 2025 and a deferred income tax expense of $25.7 million for the nine months ended September 30, 2024. The deferred income tax benefit for the nine months ended September 30, 2025 was primarily driven by the loss before income taxes for the period. The deferred income tax expense for the nine months ended September 30, 2024 was primarily driven by the Equinor Transaction, and the resultant difference in the tax basis and fair value of our retained interests in our investments in Joint Ventures, and has no impact on cash taxes paid.

Net (loss) income

We had net loss of $12.7 million for the nine months ended September 30, 2025, as compared to net income of $115.8 million for the nine months ended September 30, 2024. Net income for nine months ended September 30, 2024 resulted primarily from the gain recognized on the deconsolidation of subsidiaries and retainment of our Investments in Joint Ventures recorded at fair value, in addition to the recognition of financial assets associated with the Joint Ventures.

SHARE ISSUANCES

During the three and nine months ended September 30, 2025, we issued a total of 1,673,975 common shares under the current ATM program which superseded our previous ATM ("the previous ATM program") at an average price of $3.11 per

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Nine Months Ended September 30, 2025 and 2024

share. Gross and net proceeds provided were $5.2 million and $4.9 million, respectively, during the three and nine months ended September 30, 2025. This includes 91,500 common shares for which trades were executed on or before September 30, 2025 but settled subsequent to period end, generating gross and net proceeds of $0.3 million and $0.3 million, respectively. The related receivable is presented within Other current assets and receivables on our condensed consolidated interim statements of financial position.

During the three and nine months ended September 30, 2025, we issued a total of 3,475,500 and 14,637,960 common shares, respectively, under the previous ATM program at an average price of $2.62 and $1.88, respectively, per share. Gross proceeds provided were $9.1 million and $27.6 million, respectively, during the three and nine months ended September 30, 2025 and net proceeds provided were $8.7 million and $26.7 million, respectively.

On July 23, 2024, we signed an agreement with an arms-length third-party advisor to settle a fee of $0.8 million in consideration for the issuance of 666,667 common shares at a deemed price of $1.20 per common share. The consultant was subsequently appointed as a member of executive management. Services provided were advisory in nature and did not assume management responsibilities.

During the nine months ended September 30, 2024, we issued a total of 9,186,700 common shares at an average price of $1.38 per share, under the previous ATM program. Gross and net proceeds provided were $12.7 million and $12.1 million, respectively. There were no common shares issued under the previous ATM program during the three months ended September 30, 2024.

Subsequent to September 30, 2025, we issued 747,500 common shares at an average price of $4.28 per share under the current ATM program, providing gross and net proceeds of $3.2 million and $3.1 million, respectively.

As discussed above, on October 20, 2025, we closed an underwritten public offering of 29,885,057 common shares at a price of $4.35 per share for gross proceeds of approximately $130.0 million, and net proceeds of approximately $122.2 million, post commission.

EQUITY GRANTS

In August 2025, we granted 250,000 options to an employee of Standard Lithium.

In June 2025, we granted 400,000 options to an employee of Standard Lithium.

In March 2025, we granted 2,156,452 options, 1,463,192 restricted share units, and 501,856 deferred share units to employees, directors and management of Standard Lithium.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected unaudited condensed consolidated interim financial information for the last eight quarters and has been prepared in accordance with IAS 34, as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the six month fiscal period ended December 31, 2024, which have been prepared in accordance

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Nine Months Ended September 30, 2025 and 2024

with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), stated in U.S. dollars (in thousands):

Quarter Ended	Total Revenues	Net Income (Loss)	Earnings (Loss) Per Share - Basic	Earnings (Loss) Per Share - Diluted
December 31, 2023	$—	$(7,548)	$(0.04)	$(0.04)
March 31, 2024	$—	$(7,673)	$(0.04)	$(0.04)
June 30, 2024	$—	$128,279	$0.70	$0.69
September 30, 2024	$—	$(4,829)	$(0.03)	$(0.03)
December 31, 2024	$—	$(24,682)	$(0.13)	$(0.13)
March 31, 2025	$—	$(1,550)	$(0.01)	$(0.01)
June 30, 2025	$—	$(4,982)	$(0.03)	$(0.03)
September 30, 2025	$—	$(6,121)	$(0.03)	$(0.03)

Net income (loss) has fluctuated across recent quarters, primarily due to a combination of one-time and non-cash items, including gains from deconsolidation events, fair value adjustments, and impairment charges. In the second quarter of 2024, we reported net income largely driven by a gain on the deconsolidation of subsidiaries and a fair value gain on a financial asset recognized in connection with the Equinor Transaction. These gains significantly offset ongoing operating expenses and contributed to a positive earnings result for the quarter.

In contrast, the fourth quarter of 2024 saw a return to a net loss position, primarily attributable to an impairment expense related to our California-based properties. This non-cash charge reflected a reassessment of the carrying value of those assets in light of market and strategic considerations.

The net loss narrowed again in the first quarter of 2025, supported by a fair value gain recognized on a financial asset following an equity transaction completed by Aqualung in which we did not participate. This gain partially offset development-stage operating costs and helped mitigate the overall loss for the period.

The net loss further increased during the second and third quarters of 2025. During the third quarter of 2025, general and administrative expenses increased as we accelerate activities on our projects, including the completion of the DFS for the South West Arkansas Project and publishing the maiden inferred resource estimate for the Franklin Project. Additionally, there was a reduction of fair value gain recognized on financial assets associated with the achievement of FID given minimal changes in the probability assessment during the quarter.

Overall, fluctuations in net income (loss) over these quarters reflect the timing and impact of strategic transactions, fair value accounting adjustments, and asset impairments, rather than changes in core operating performance.

LIQUIDITY AND CAPITAL RESOURCES

We do not have a mineral property in commercial production and consequently do not receive revenue from the sale of lithium-based products. We currently have no operations that generate cash flow. We have financed our operations primarily through the issuance of common shares, and the sale of portions of our assets. Our continued operations are dependent on our ability to complete sufficient equity, debt or other financings or to generate cash flow from operations in the future.

As of September 30, 2025, we had working capital of $29.0 million compared to working capital of $27.5 million as of December 31, 2024. Cash at September 30, 2025 totaled $32.1 million compared to $31.2 million at December 31, 2024. During the nine months ended September 30, 2025, we had a net cash increase of $0.9 million, primarily driven by proceeds from the issuance of common shares under our current and previous ATM offering programs, which is partially offset by capital contributions to the Joint Ventures, expenditures related to Demonstration Plant testing and operations and general and administrative costs as we accelerate activities on our projects.

During the three months ended September 30, 2025, we issued a total of 1,673,975 common shares, at an average price of $3.11, under the current ATM program for gross and net proceeds of $5.2 million and $4.9 million respectively.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Nine Months Ended September 30, 2025 and 2024

Additionally, during the three months ended September 30, 2025, we issued a total of 3,475,000 common shares, at an average price of $2.62, under the previous ATM program for gross and net proceeds of $9.1 million and $8.7 million respectively. There were no shares issued under the previous ATM program during the three months ended September 30, 2024.

During the nine months ended September 30, 2025 and 2024, we issued a total of 14,637,960 and 9,186,700 common shares, respectively, at an average price of $1.88 and $1.38, respectively per share, under the previous ATM program. Gross proceeds provided were $27.6 million and $12.7 million, respectively, during the nine months ended September 30, 2025 and 2024 and net proceeds provided of $26.7 million and $12.1 million, respectively.

Contractual Obligations

Contractual obligations are as follows (in thousands):

	Payments due by periods
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Obligations Under Office Leases	$419	$240	$179	$—	$—
Other Obligations	697	42	328	218	109
Total	$1,116	$282	$507	$218	$109

We expect that we will have sufficient access to capital to reach a FID for Phase 1 of our South West Arkansas Project and for currently budgeted operations through September 30, 2026 via cash held on our balance sheet and alternative forms of financing. However, we do expect that additional resources of capital will be required in order to advance Phase 1 of our South West Arkansas Project into construction, and to continue both expanding our leasehold position and de-risking our assets held in East Texas, through further exploratory drilling and related project definition activities. As a result, we will continue to attempt to raise funds through equity financing, debt financing, non-core asset sales, non-dilutive sources, or other financings to achieve our desired outcomes. There can be no certainty that such additional funds may be raised on a timely basis or on terms acceptable to us when required.

Other than our normal business activities, we do not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. We do not engage in currency hedging to offset any risk of currency fluctuations.

LITIGATION MATTERS

On January 27, 2022, a putative securities class action lawsuit was filed against us and certain former executives in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the "Action"). The complaint purports to seek relief on behalf of a class of investors who purchased or otherwise acquired our publicly traded securities between May 19, 2020 and November 17, 2021, and asserts violations of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") against all defendants and Section 20(a) of the Exchange Act against the individually-named defendants. On April 27, 2022, the court granted Curtis T. Arata’s motion for appointment as lead plaintiff in the Action. Lead plaintiff filed an amended complaint on June 29, 2022, adding Andrew Robinson as a defendant and extending the class period to February 3, 2022. The amended complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain facts regarding our LiSTR DLE technology and "final product lithium recovery percentage" at our DLE Demonstration Plant in southern Arkansas. The amended complaint seeks various forms of relief, including monetary damages in an unspecified amount. Defendants filed a motion to dismiss the amended complaint on August 10, 2022, which became fully briefed on September 28, 2022. On September 28, 2025, the court dismissed the amended complaint in full. On October 29, 2025, the plaintiff filed a notice of appeal.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Nine Months Ended September 30, 2025 and 2024

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are our directors and officers, who are responsible for planning, directing and controlling our activities.

Compensation to key management is comprised of the following (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Management and director fees(1)	$508	$595	$1,490	$2,103
Separation benefits(2)	—	748	—	748
Share-based compensation	1,010	687	3,573	2,704
	$1,518	$2,030	$5,063	$5,555

(1) Management and director fees are comprised of salaries, bonuses, benefits and directors' fees included on our interim condensed consolidated statement of comprehensive loss.

(2) Separation benefits include severance payments to our former officers and directors.

On June 17, 2022, we entered into the MSA with Telescope, a related party. Dr. Andy Robinson, President and Chief Operating Officer, and Robert Mintak, former Chief Executive Officer, are both independent directors of Telescope. Under the MSA, Telescope provides various research and development services for the purpose of developing new technologies. We incurred minimal costs related to the MSA during the nine months ended September 30, 2025. There were no costs incurred by us during the three months ended September 30, 2025. We incurred $0.1 million and $0.3 million, respectively, of costs related to the MSA during the three and nine months ended September 30, 2024.

Related party receivables and payables are included in Receivables – related parties and Accounts payable – related parties, respectively, on our condensed consolidated interim statements of financial position. The balances as of the periods indicated are as follows (in thousands):

	September 30, 2025	December 31, 2024
Receivables – related parties
Joint Ventures(1)	$2,273	$1,274
Management and directors(2)	739	—
Total	$3,012	$1,274

Accounts payable – related parties
Joint Ventures(3)	$4,700	$4,000
Management and directors(2)	1,178	397
Total	$5,878	$4,397

(1) Receivables – related parties from the Joint Ventures represent receivables from SWA Lithium and Texas Lithium for reimbursement of costs paid by us on behalf of these entities.

(2) Amounts due from or due to key management personnel are non-interest bearing, unsecured and have no fixed terms of repayment.

(3) Accounts payable – related parties to the Joint Ventures primarily represents cash received from SWA Lithium and Texas Lithium and is held by us in a separate account and designated for working capital needs and is currently due.

OUTSTANDING SHARE DATA

Our authorized capital consists of an unlimited number of common shares and preferred shares without par value.

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Nine Months Ended September 30, 2025 and 2024

As of the date of this MD&A, there were 238,277,028 common shares issued and outstanding, 11,878,698 options, 1,993,725 deferred share units and 2,632,339 restricted share units outstanding.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, and contingent liabilities as at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

The critical accounting estimates used in the preparation of our condensed consolidated interim financial statements for the three months ended September 30, 2025 are the same as the key sources of estimation uncertainty disclosed in Note 2 of our consolidated financial statements for the six month fiscal period ended December 31, 2024.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial assets and liabilities are recognized when we become a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and we have transferred substantially all risks and rewards of ownership. Our financial instruments consist of cash, restricted cash, receivables, long-term investments, financial assets, accounts payable and accrued liabilities. All of our financial instruments are classified into financial assets and liabilities measured at amortized cost, other than our investment in Aqualung and the Financial Asset - FID, which are carried at fair value. All financial instruments are initially measured at fair value plus, in the case of items measured at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. For additional details about our financial instruments please refer to Note 11 of the unaudited condensed consolidated interim financial statements for the three and nine months fiscal period ended September 30, 2025.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions about public disclosure.

As described below, in our assessment of the effectiveness of our internal control over financial reporting as of September 30, 2025, management has concluded that, as of the end of the period covered by this MD&A, disclosure controls and procedures are designed effectively to ensure that information required to be disclosed in reports that we file or submit are (i) recorded, processed, summarized and reported within the time periods specified in the applicable Canadian securities laws and SEC rules and forms, and (ii) accumulated and communicated to our management, as appropriate to allow timely decisions regarding required disclosure. Management believes the financial statements fairly represent in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with IFRS Accounting Standards.

MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting as such term is defined in the rules of the National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings in Canada and Rules 13a-15(f) and 15d-15(f) of the Exchange Act in the U.S. Our internal controls over financial reporting

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Nine Months Ended September 30, 2025 and 2024

are designed to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with IFRS Accounting Standards.

An evaluation of our internal controls over financial reporting as of September 30, 2025 was conducted based on the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control—Integrated Framework (2013).

There have been no changes in our internal control over financial reporting that occurred during the three months ended September 30, 2025, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

LIMITATION OF CONTROLS AND PROCEDURES

Management believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well designed and operated, have their inherent limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more persons, external events beyond the entity’s control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on our future operating and financial performance and could cause our operating and financial performance to differ materially from the estimates described in our forward-looking information. These risks include widespread risks associated with any form of business and specific risks associated with our business and involvement in the lithium exploration and development industry. Readers are advised to review and consider risk factors disclosed in the AIF available under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Negative Operating Cash Flow

We are an exploration and development stage company and have not yet commenced commercial production at any of our properties. As such, we have not generated positive cash flows to date and have no reasonable prospects of doing so unless successful commercial production can be achieved at our projects. We expect to continue to incur negative operating cash flows until such time as we enter into commercial production. We also expect to incur negative investing cash flows. This will require us to deploy our working capital or a portion of our cash reserves or a portion of the proceeds of any offering of securities to fund such negative cash flow and to seek additional sources of financing.

Our Ability to Draw on the DOE Grant is Contingent on Meeting Specific Conditions and Covenants

Our ability to draw down on our conditional $225 million grant from the U.S. Department of Energy (the "DOE Grant") and to utilize such funds is dependent on the satisfaction of the conditions set out in the DOE Grant documents which conditions may be amended pursuant to the terms of the DOE Grant documents. There can be no assurance as to the satisfaction of these conditions or as to the outcome of any amended requirements, if any. The DOE Grant documents also include representations, warranties and covenants customary for grants of a similar nature by the U.S. Government. Failure to comply with or satisfy any or all of the conditions and requirements or to remain in compliance with the covenant regime under the DOE Grant could result in the termination of the DOE Grant, which would have a material adverse effect on our

STANDARD LITHIUM LTD.

Management's Discussion and Analysis

For the Three and Nine Months Ended September 30, 2025 and 2024

business, financial condition, results of operations and prospects. The U.S. government could also seek to terminate or modify the terms of the DOE Grant.

Government Intervention in Mineral Projects

Lithium and other strategic metals have become subject to heightened government attention and policy initiatives in Canada, the U.S. and internationally, which may materially impact our operations. Governments may intervene in the strategic metals sector through the imposition of export controls, restrictions on foreign investment, mandatory domestic processing requirements, changes to royalty or taxation regimes, and the establishment of strategic reserves or purchasing programs. Such interventions may be driven by geopolitical considerations, supply chain security concerns, or environmental and social policy objectives. These actions can create significant regulatory uncertainty and price volatility, and may adversely affect our ability to finance, develop, or operate its projects as planned.

Macroeconomic Risks

Political and economic instability, global or regional adverse conditions, such as pandemics or other disease outbreaks or natural disasters, currency exchange rates, trade tariff developments, changes to royalty or taxation regimes, export controls, restrictions on foreign investment and other government interventions, transport availability and cost, including import-related taxes, transport security, inflation and other factors are beyond our control. The macroeconomic environment remains challenging and our results of operations could be materially affected by such macroeconomic conditions.

Market Price Depression

Sales of a substantial number of common shares or other equity-related securities in the public markets by us or our significant shareholders could depress the market price of the common shares and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of common shares or other equity-related securities would have on the market price of the common shares. The price of the common shares could be affected by possible sales of the common shares by hedging or arbitrage trading activity. If we raise additional funding by issuing additional equity securities, such financing may substantially dilute the interests of our shareholders and reduce the value of our investment.

Development of the South West Arkansas Project and East Texas Properties

Our business strategy depends in large part on developing the South West Arkansas Project and East Texas Properties into commercially viable operations and processing facilities, as applicable. Whether a mineral deposit will be commercially viable depends on numerous factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) commodity prices, which are highly volatile; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral resources and mineral reserves, environmental protection and capital and operating cost requirements. The capital expenditures and time required to develop the projects are significant and we have not yet secured funding that we believe will be sufficient to cover the entirety of our share of capital expenditure obligations for development of the South West Arkansas Project and the East Texas Properties, respectively. Accordingly, there can be no assurance that we will ever develop the South West Arkansas Project or the East Texas Properties. If we are unable to develop all or any of our projects and properties into a commercial operating mine or processing facility, as applicable, our business and financial condition will be materially adversely affected.

Foreign Currency Risk

We are subject to foreign currency risk on assets and liabilities denominated in currencies other than the presentation currency, the US dollar. While a majority of our expenditures are transacted in United States dollars, our functional currency is denominated in Canadian dollars, and we are exposed to risk of exchange rate fluctuation between both currencies.